November 8, 2010
By Edgar and Overnight Delivery

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance

	Re:	Omni Bio Pharmaceutical, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2009
Form 10-Q for the quarterly period ended December 31, 2009
File No. 0-52530
Ladies and Gentlemen:
Omni Bio Pharmaceutical, Inc. (the “Company”) submits this response to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in a telephone discussion on November 5, 2010 between Robert Ogden, Chief Financial Officer of the Company, and Sasha Parikh of the Staff regarding the draft filings of the Company’s restated financial statements for quarterly periods ended June 30, 2009, September 30, 2009, December 31, 2010, and June 30, 2010 and the for the fiscal year ended March 31, 2010 that had previously been provided to the Staff in a letter dated October 27, 2010.
For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.
1.	Comment: Please revise the proper footnote disclosures related to your restatement in each of your proposed amendments to separately disclose the impact on general and administrative expense related to: 1) your change in accounting for warrants where you previously recorded compensation prior to the grant date and 2) your change in accounting for the valuation of equity linked instruments.

Response: We have revised our footnote disclosures to separately disclose the impact to general and administrative expense related to 1) and 2) above. The periods affected for both items 1) and 2) are the three months ended June 30, 2009, the six months ended September 30, 2009, the three and nine months ended December 31, 2009 and the three months ended March 31, 2010. There was no impact related to item 1) for the fiscal year ended March 31, 2010 or the quarterly period ended June 30, 2010. Accordingly, we have amended our disclosures related to items 1) and 2) in Note 1A of our consolidated financial statements included in our restated filings for the quarterly periods ended September 30, 2009, December 31, 2009 and June 30, 2010 (which, for this filing, will included the impact related to items 1) and 2) for the three months ended June 30, 2009).

United States Securities and Exchange Commission
November 8, 2010

2.	Comment: Please consider revising your restatement disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MDA”) in each of your proposed amendments to state that you are correcting adjustments that had no impact on your liquidity.

Response: We have added this disclosure to the MDA section of our restated filings for the quarterly periods ended September 30, 2009, December 31, 2009 and June 30, 2010, and for the fiscal year ended March 31, 2010.

3.	Comment: Please revise your disclosure controls and procedures discussion in each of your proposed amendments to disclose your initial assessments and the results of your reassessments.

Response: We have added these disclosures to the “Controls and Procedures” section of our restated filings for the quarterly periods ended September 30, 2009, December 31, 2009, and June 30, 2010, and for the fiscal year ended March 31, 2010.

4.	Comment: Please revise the explanatory note associated with your June 30, 2010 10-Q/A to indicate that the Director Warrants were issued from July 30, 2009 through March 31, 2010 to be consistent with the disclosure in your March 31, 2010 10-K/A.

Response: We have revised the explanatory note in our June 30, 2010 10-Q/A for this item.

United States Securities and Exchange Commission
November 8, 2010

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In connection with our response to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 867-3415. Thank you again for your time and consideration.

Very truly yours,
/s/ Robert C. Ogden
Robert C. Ogden
Chief Financial Officer